UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100160

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Unless we otherwise specify, when used in this Form 6-K the terms “we” and the “Company” refer to SouFun Holdings Limited and its subsidiaries and consolidated controlled entities.

On May 18, 2016, the Company’s wholly-owned subsidiaries, Beijing SouFun Fang Tian Xia Network Technology Co., Ltd. (“SouFun Network”), Beijing Fang Tian Xia Network Technology Co., Ltd. (“Fang Tian Xia Network”), Beijing SouFun Decorative Engineering Co., Ltd. (together with SouFun Network and Fang Tian Xia Network, collectively, the “Fang Subsidiaries”) and Beijing SouFun Science and Technology Development Co., Ltd. reached a supplemental share subscription and asset purchase agreement with Chongqing Wanli New Energy Co., Ltd. (“Wanli”), a company listed on the Shanghai Stock Exchange (stock code: 600847), and Mr. Xicheng Liu, the ultimate controlling shareholder of Wanli, to amend and supplement the share subscription and asset purchase agreement entered into on January 19, 2016. On the same day, the Fang Subsidiaries also entered into a supplemental profit compensation agreement with Wanli to amend and supplement the profit compensation agreement entered into on January 19, 2016. Summary English translation of these supplemental agreements and a press release issued by the Company are included as exhibits to this Form 6-K.

The consummation of the Company’s proposed acquisition of a controlling stake in Wanli and the sale of Wanli’s assets (such transactions, collectively, the “Restructuring”) remain subject to the requisite internal approvals of the relevant parties and regulatory clearance, including by the China Securities Regulatory Commission. There is no assurance that these approvals or regulatory clearance will be obtained within an expected timeframe, or at all.

Safe Harbor Statement

This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, the consummation of the Restructuring. All statements other than statements of historical fact in this Form 6-K are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: May 20, 2016

Exhibit Index

Exhibit 99.1—Press Release dated May 19, 2016
Exhibit 99.2—Summary Translation of the Supplemental Agreement to Share Subscription Agreement, dated May 18, 2016
Exhibit 99.3—Summary Translation of the Supplemental Agreement to Compensation Agreement, dated May 18, 2016